UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

June 4, 2022
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily Opportunity Fund, Inc.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1245 Brickyard Road, Suite 250
Salt Lake City, Utah 84106

(801) 278-0700
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.1        Other Events
As of June 4, 2022, the special committee of Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”) and the conflicts committee of Cottonwood Communities, Inc. (“CCI”), each of which is comprised solely of directors who are independent of management and were assisted by their own advisors, agreed to a non-binding term sheet for a merger transaction pursuant to which CCI would acquire CMOF in a stock-for-stock transaction. Pursuant to the term sheet, merger consideration of 0.8669 shares of CCI class A common stock would be provided to each holder of CMOF common stock in exchange for each share of CMOF common stock.

CCI is a publicly registered, non-traded, perpetual life, net asset value REIT with a portfolio of $2.4 billion in total assets as of April 30, 2022, that invests in multifamily apartment communities and multifamily real estate-related assets. CMOF’s investments are all held through separate joint ventures with Cottonwood Residential O.P., LP, CCI’s operating partnership (“CROP”). In addition, CCI, through Cottonwood Capital Property Management II, LLC (“CCPMII”), a wholly owned subsidiary of CROP, acts as the sponsor, property manager and asset manager for CMOF and CCPMII receives compensation for the management of CMOF’s assets.

Although the parties have agreed to a non-binding term sheet with an agreed upon exchange ratio, CMOF can provide no assurances that a definitive agreement with CCI will be executed or that a merger will be completed, and moreover, that the exchange ratio will not be adjusted prior to the time of signing a definitive merger agreement. See “Cautionary Statement Regarding Forward-Looking Statements.”

Cautionary Statement Regarding Forward-Looking Statements

The forward-looking statements contained in this Report regarding a proposed merger with CCI are subject to various risks and uncertainties. Although CMOF believes the expectations reflected in any forward-looking statements contained herein are based on reasonable assumptions, there can be no assurance that our expectations will be achieved. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of CMOF, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. Such statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results of CMOF to differ materially from future results, performance or achievements projected or contemplated in the forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with CMOF’s ability to successfully negotiate and consummate a transaction on terms that are favorable to its stockholders, including the risks that a transaction with CCI will not occur, (ii) unanticipated difficulties or expenditures relating to the transaction, the response of business partners and competitors to the announcement of a transaction, and (iii) those additional risks and factors discussed in reports filed with the SEC by the Company from time to time, including those discussed under the heading “Risk Factors” in its offering memorandum on Form 1-A and other reports filed with the SEC. CMOF undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance upon forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER

If an agreement is reached with CCI with respect to a merger, CCI will prepare and file with the SEC a registration statement on Form S-4 that will include a proxy statement of CMOF, and will constitute a prospectus of CCI. Each proxy statement and prospectus will be mailed to CMOF’s stockholders, and will contain important information about the merger and related matters. This communication is not a substitute for the registration statement, the Proxy Statement and Prospectus or any other documents that will be made available to CMOF’s stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY CCI, AND CMOF WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCI, CMOF AND THE PROPOSED MERGER. Investors and stockholders of CCI and CMOF may obtain free copies of the registration statement, the Proxy Statement and Prospectus, and other relevant documents filed by CCI with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cottonwood Multifamily Opportunity Fund, Inc.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Chief Legal Officer

    Date:  June 7, 2022